[redacted]

SECUR 15025376 ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
Hours per response . . . 12.00

DD 3/17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 13 2015 WASH., DC 201 SECTION

SEC FILE NUMBER
8-67270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Park Madison Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Harbor Road
(No. And Street)

Port Washington	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio — (212) 490-3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Marks Paneth LLP ATTN: **Steven Berse**
(Name - *if individual state last, first, middle name*)

685 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD

OATH OR AFFIRMATION

I, **Nancy I. Lashine**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Park Madison Partners LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONYA M. PARKER
Notary Public, State of New York
No. 01PA6012927
Qualified in Kings County
Commission Expires January 6, 2019

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Madison Partners, LLC

(A Limited Liability Company)

Statement of Financial Condition

December 31, 2014

PUBLIC

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Washington, DC
Long Island
Westchester
Cayman Islands

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Park Madison Partners, LLC

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC (a Limited Liability Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Park Madison Partners, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Park Madison Partners, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marks Paneth LLP

New York, NY
March 11, 2015

PARK MADISON PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 965,193
Securities owned at fair value	501,438
Placement fees receivable	4,390,142
Prepaid expenses & other assets	5,534
Deferred taxes	7,452
Equipment and furniture & fixtures, at cost, net of accumulated depreciation of $47,647	25,507
Security deposit	36,209
TOTAL ASSETS	$ 5,931,475

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,915,334
Accrued pension cost	965,034
Income taxes payable	5,035
TOTAL LIABILITIES	2,885,403
Commitments and contingencies	
Members' equity	
Members' equity	3,114,964
Accumulated other comprehensive loss - defined benefit pension plan	(68,892)
	3,046,072
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,931,475

See notes to financial statement.

PARK MADISON PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract. Revenue for placement services is recognized upon either the closing of the associated funds, or a written commitment from the investor, as applicable. calculated in either case as a percentage of the capital commitment made by an investor.

In some cases, based on the contract, the receipt of a portion of these fees occurs in subsequent years on the anniversary date of a fund's closing. Interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable.

Concentrations

Approximately 55% of placement fees and 43% of placement fees receivable were attributable to one client in the current year.

The Company maintains cash accounts with a financial institution. At times the balance may exceed the Federal Deposit Insurance Corporation insurance limits. At year end amounts over the insurance limit were approximately $700,000.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At year end securities in this financial institution exceeded SIPC insurance limits by approximately $1,000.

Equipment, Furniture and Fixtures

Depreciation and amortization is provided on the straight-line method over the estimated useful lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such is not subject to federal and state income taxes. The Company is subject to local unincorporated business taxes on net earnings from services provided within the local tax jurisdiction. The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to certain expenses that are not deductible for unincorporated business taxes, including member compensation and jurisdiction's apportionment. The Company files its tax return on the cash basis.

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences resulting from the use of cash basis accounting for tax purposes.

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and aassumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Policy on Doubtful Accounts

The Company records an allowance for bad debts on receivables the Company deems uncollectible. Placement fees receivable are recognized and carried at net realizable value less an allowance for doubtful accounts. It is the policy of management of the company to review the outstanding accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts.

3. SECURITIES OWNED AT FAIR VALUE

The Company holds an investment in a mutual fund, which consists of short-term U.S. fixed income bonds. The fair value of the investment at year end was $501,438.

Investment activity consists of the following for the current year:

Interest and dividend income	$ 1,633
Net realized loss on investment	(22)
	$ 1,611

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

3. SECURITIES OWNED AT FAIR VALUE (continued)

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.
Investments in mutual funds are valued using market prices in active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative total net assets available for benefits. For the current year, there were no significant transfers in or out of level 1.

4. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the outstanding balances as of year end were as follows:

2015	$ 3,341,447
2016	1,048,695
	$ 4,390,142

5. COMMITMENTS

On May 31, 2011, the Company entered into an operating lease agreement to lease office space in New York City. That lease was amended on November 24, 2014. Included in the amendment was an extension of the lease termination date to December 31, 2015.

At December 31, 2014, the future minimum lease payments under the lease are as follows:

Year ending December 31, 2015	$ 144,837

Total rent and occupancy expense amounted to $136,399 for the current year.

6. EQUIPMENT, FURNITURE AND FIXTURES

		Estimated Useful Life
Equipment	$ 45,278	5 years
Furniture and fixtures	27,876	7 years
Subtotal	73,154	
Less accumulated depreciation	47,647	
	$ 25,507	

7. WITHDRAWAL OF MEMBER

A member of the Company separated from the Company as of June 30, 2014. Payments to be made pursuant to a letter agreement between that member and the Company have been made during 2014 and will continue to be paid out over 2015 and 2016 as fees earned in 2014 and prior are received. In addition, there may be a residual payment if certain defined objectives are met for several transactions currently in progress. Amounts payable under this letter agreement have been recorded in the amount of $1,540,818 as as a liability and as a redemption in the Statement of Changes in Members' Equity. The withdrawing member was also paid $250,000 pursuant to the letter agreement as of December 31, 2014

8. RETIREMENT PLANS

The Company maintains a defined benefit pension plan ("DB Plan") covering substantially all of its employees. Members accrue a benefit of 10% of compensation for a plan year. Non-owners accrue a benefit of 0.75% of compensation for a plan year. Normal retirement age is 62. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Company has already contributed $420,969 in 2015 towards 2014 funding, sufficiently meeting all 2014 funding requirements. No further Company contribution is expected to be made in 2015.

8. RETIREMENT PLANS (continued)

The following tables set forth further information about the Company's DB Plan as of and for the year ended December 31, 2014 as measured by the Company's actuaries:

Obligations and Funded Status

Benefit obligation	$ 3,394,379
Plan assets at fair value	2,607,917
Unfunded status	$ 786,462
Accumulated benefit obligation	$ 3,394,379
Employer contributions	507,786
Plan participant contributions	-
Benefits paid	(1,033)
Actual Return on Plan Assets	64,096

Amounts recognized in the statement of financial position consist of:

Liabilities	$ 786,462

Amounts recognized in accumulated other comprehensive income consist of:

Loss	$ (68,892)

Amounts recognized in other comprehensive income during 2014:

Net loss (with amortization below)	$ (233,867)

Net Periodic Benefit Cost

Service cost	$ 489,780
Interest cost	99,725
Expected return on plan assets	(132,820)
Amortization of transition obligation/(asset)	0
Amortization of prior service cost	0
Amortization of net gain	$ 0
Net periodic benefit cost	$ 456,685

8. RETIREMENT PLANS (continued)

Estimated amounts expected to be amortized from accumulated other comprehensive income into net periodic benefit cost during the next fiscal year is nil.

The following assumptions were used in accounting for the DB Plan:

Assumptions used to determine benefit obligations at December 31, 2014:	
Discount rate (3.80% at 12/31/2013)	3.10%
Expected long term rate of return on plan assets	5.50%
Rate of compensation increase	Not Applicable
Assumptions used to determine net periodic benefit cost for year ended December 31, 2014:	
Discount rate (3.80% at 12/31/2013)	3.10%
Rate of compensation increase	Not Applicable

Mortality tables used are the 2015 Lump Sum Mortality Tables prescribed by the IRS under section 430(h)(3) at December 31, 2014, with no pre-retirement mortality. The actuarial assumptions for the form of payout was changed from a life annuity used in 2012 to a lump sum in 2013. This change was made to reflect the assumption that the owners will almost always take a lump sum and roll the proceeds over to an IRA. In the case of the Company, such anticipated lump sum payouts represent virtually the entire liability of the plan. Such change resulted in a reduction of pension liability with an offset to accumulate other comprehensive income. These changed assumptions remain in force.

No plan assets are expected to be returned to the Company during 2015.

The withdrawing member's interest in the Company has been terminated and it is expected that the settlement of the pension liability will take place in 2015. Settlement occurs when the irrevocable transaction takes place to settle the liability due to the withdrawing member (such as a lump sum distribution or purchase of an annuity. The effect of this settlement transaction is not yet reflected in the projected payout disclosure as it has not yet occurred.

At December 31, 2014 the plan had the following asset at fair value (Level 2):

Pooled Separate Account	$ 2,607,917

The Pooled Separate Account is invested in a conservative income fund that is publicly traded. The investment is classified as Level 2 and is valued with reference to the value of the underlying publicly traded mutual fund.

A projected payout of $2,616,325 is expected to be paid in the year ended December 31, 2019.

8. RETIREMENT PLANS (continued)

In December 2007, the Company established a qualified noncontributory profit-sharing plan covering all eligible employees. The Plan provides for contributions by the Company in such amounts as the Managing Members may annually determine subject to statutory limitations. Total profit-sharing expense amounted to $178,572 for the year ended December 31, 2014 and the related liability of $178,572 at December 31, 2014.

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2014, the Company's net capital of ($827,656) was below required net capital of $192,360 by $1,020,016, and the ratio of aggregate indebtedness to net capital was (3.5 to 1). On March 4, 2015, the Sole Member contributed $600,000.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2014 up until the date of the audit opinion and determined that there are no material events that would require disclosures in the Company's financial statements.

Unaudited Subsequent Events

Management believes that as a result of the contribution of $600,000 by the Sole Member on March 4, 2015 (see Note 9), the Company is in compliance of the net capital requirement as of that date.